[Ropes & Gray LLP Letterhead]

October 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The Hanover Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ending March 31, 2009
Filed May 8, 2009
Schedule 14A Filed March 27, 2009
File No. 001-13754

Ladies and Gentlemen:

On behalf of The Hanover Insurance Group, Inc., this letter is to confirm our telephone conversation Thursday morning, October 29, 2009 with Ms. Zukin, Staff Attorney of the Securities and Exchange Commission, where we agreed that it was acceptable to the Staff that our response to the Staff’s comment letter dated October 15, 2009 would be provided on or before November 6, 2009.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

Cc:	J. Kendall Huber, Esq.
Warren E. Barnes
Patricia Norton-Gatto